UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant's name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm.

(i)                  On January 2, 2022, TDH Holdings, Inc. (the “Company”) dismissed its independent registered public accounting firm, MaloneBailey, LLP (“MaloneBailey”).

(ii)                The report of MaloneBailey on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit reports on the financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 contained an uncertainty about the Company’s ability to continue as a going concern.

(iii)              The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of the Company.

(iv)               During the Company’s fiscal years ended December 31, 2019 and 2020 and through January 2, 2022, the date of dismissal, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

On January 2, 2022, the Company provided MaloneBailey with a copy of this Current Report on Form 6-K and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 99.1 to this Current Report on Form 6-K.

(2)	New Independent Registered Public Accounting Firm

On January 2, 2022, the Company’s Audit Committee and Board approved the appointment of YCM CPA Inc. (“YCM”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2020 and December 31, 2019 and any subsequent interim periods through the date hereof prior to the engagement of YCM, neither the Company, nor someone on its behalf, has consulted YCM regarding:

(i)                  either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Letter from the MaloneBailey, LLP to the Securities and Exchange Commission, dated January 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.
By:	/s/ Dandan Liu Dandan Liu Chair and Chief Executive Officer

Dated: January 3, 2022

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